

06007586

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 4/6/06

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III
revised

SEC FILE NUMBER
8- *49477*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** AND ENDING **December 31, 2005**
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **B. B. Graham & Company, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1700 W. Katella, 2nd Floor

(No. and Street)

Orange,	**California**	**92867**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Graham   **714-628-5200**
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	**Los Angeles, CA**		**90064**
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

JUL 2 1 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
APR 0 3 2006
WASH. D.C. 185

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

AB 7/20/06

OATH OR AFFIRMATION

I, __Bruce Graham__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __B. B. Graham & Company, Inc.__ , as of __December 31,__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RUBY L. MARTINEZ
Commission # 1460358
Notary Public - California
Orange County
My Comm. Expires Jan 17, 2008

Signature

PRESIDENT / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition .

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2005

B.B. GRAHAM & COMPANY, INC.
1700 W. KATELLA, 2ND FLOOR
ORANGE, CALIFORNIA 92867

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2005 and related statements of income (loss), changes in shareholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, CPA

Los Angeles, California
January 18, 2006

1

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash

Checking	$	8,913
Savings		91,220
Total cash		100,133

Clearing brokers deposits		60,000
Commissions receivable		37,224
Other receivable - allowable		951
Other receivable - non allowable		1,657
Property and Equipment, at cost, net of accumulated depreciation of $39,637		--
TOTAL ASSETS	$	199,965

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses		$	15,661
Commissions payable			17,061
Commissions payable - other brokers			504
Line of credit payable			2,613
TOTAL LIABILITIES			35,839

SHAREHOLDER'S EQUITY

Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$	100	
Paid-in capital		199,900	
Retained earnings (deficit)		(35,874)	164,126
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$	199,965

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF INCOME (LOSS)
DECEMBER 31, 2005

REVENUES		
Commissions	$	854,681
Mutual funds		137,121
Insurance income		510,428
Interest income		9,714
Other income		67,832
TOTAL REVENUES		1,579,776
OPERATING EXPENSES - SCHEDULE - PAGE 11		1,599,784
INCOME (LOSS) BEFORE TAX PROVISION		(20,008)
STATE INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(20,808)

See accompanying notes to financial statement

3

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares		Common Stock		Paid-In Capital		Deficit		Total
Balance, December 31, 2004	10,000	$	100	$	224,900	$	(15,066)	$	209,934
Distribution					(25,000)				(25,000)
Net Income (Loss)							(20,808)		(20,808)
Balance, December 31, 2005	10,000	$	100	$	199,900	$	(35,874)	$	164,126

See accompanying notes to financial statements

4

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income (loss)	$	(20,808)
Depreciation and amortization		3,946
Changes in operating assets and liabilities:		
Commissions receivable		35,716
Other receivable - allowable		253
Other receivable - non allowable		(730)
Accrued expense		120
Commissions payable		(2,458)
Commissions payable - other		(15,652)
Line of credit payable		2,613
Net cash provided (used) by operating activities		3,000
Cash Flows from Investing Activities:		--
Cash Flows from Financing Activities:		
Distribution		(25,000)
Net decrease in cash		(22,000)
Cash at beginning of year		122,133
Cash at December 31, 2005	$	100,133
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing brokers.

The Company has offices in Bakersfield, Beverly Hills and San Gabriel, California Wilmette, Illinois, Cape Girardeau, Missouri and Ramsey, New Jersey.

Property, Equipment and Depreciation – Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has agreements with clearing brokers which require a minimum deposit of $50,000 for one and $10,000 for another.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company files its Federal tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

The Federal net operating loss (NOL) carried forward of approximately $27,000 can be carried forward to 2021 to 2024. The current NOL, fully reserved, at statutory rates is approximately $4,000. The State NOL can be carried forward from 2013 to 2014.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. The Company is required to include in the net capital calculation the contingent liability discussed in Note 5. See pages 9 and 10 for the net capital computation.

NOTE 5 - RELATED PARTY TRANSACTIONS

As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent is $7,500 per month, approximately the same amount charged to the other tenants occupying relatively the same square footage. For the year 2005 the rent expense was $90,000.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 – CONTINGENCIES

A characteristic of the brokerage business is that customers' complaints often end up in arbitration before the NASD. At December 31, 2005 there was one arbitration pending. Some of these matters were still in the discovery process or scheduled hearings yet to be held. Management believes the claims are frivolous or have no merit and any settlement will be nominal and only to dismiss the inconvenience.

NOTE 8 - EXEMPTION FROM THE SEC RULE 15C3-3

B.B. Graham & Company, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, B.B. Graham & Company, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K ii.

B.B. GRAHAM & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	164,126
Nonallowable assets		(1,657)
NET CAPITAL	$	162,469

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	2,390
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	157,469
Excess (deficiency) net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	158,885

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	35,839
Aggregate indebtedness to net capital		22.1%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

NON-ALLOWABLE ASSETS

Other receivable - non allowable	$	1,657
TOTAL	$	1,657

See accompanying notes to financial statements

9

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 18, 2006

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

B.B. GRAHAM & COMPANY, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING EXPENSES

Arbitration settlement	$	40,500
Clearing broker fees		132,689
Commissions		820,026
Depreciation and amortization		3,946
Dues and subscriptions		6,728
Dispute resolution		3,175
Error expense		7,039
Insurance		16,509
Miscellaneous expenses		36,570
NASD and SEC fees		20,871
Office expenses		13,406
Professional fees		23,908
Quote services		7,635
Rent		90,000
Salaries and wages		288,010
Software		42,292
Taxes and licenses		30,151
Telephone		16,329
TOTAL OPERATING EXPENSES	$	1,599,784

See accompanying notes to financial statements

11

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner, C.P.A.

Los Angeles, California
January 18, 2006

13

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

March 24, 2006

Mr. Bruce Graham
B.B. Graham & Company, Inc.
1700 W. Katella, 2nd Floor
Orange, CA 92867

Dear Bruce:

I am enclosing the REVISED annual audited report of B.B. Graham & Company, Inc. for the year ended December 31, 2005. There are four copies, excluding your file copy. The second page of the facing page must be signed by you, notarized and copied. Be sure to mail them as follows:

A courtesy copy to -
NASD, Inc.   213-229-2300
300 S. Grand Ste. 1600
Los Angeles, CA 90017

2 copies -
Securities Exchange Commission   202-551-6551
Office of Investor Education and Assistance
450 Fifth Street N.W.
Washington, D.C. 20549

A courtesy copy to -
Securities Exchange Commission   323-965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

Send copies to any state in which you are licensed, if required.

If you have any questions, please call at your convenience.

Very truly yours,

George Brenner, CPA